UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

JAVELIN MORTGAGE INVESTMENT CORP.
(Name of Subject Company (Issuer))

JMI ACQUISITION CORPORATION
ARMOUR RESIDENTIAL REIT, INC.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.001
(Title of Class of Securities)

47200B104
(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer

ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963

Tel: (772) 617-4340

Fax: (561) 348-2408

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Bradley D. Houser, Esq.

Christina C. Russo, Esq.

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street

Miami, Florida 33131

Tel: (305) 374-5600
Fax: (305) 374-5095

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$85,558,842.11(1)	$8,615.78(2)(3)

(1)

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying 11,866,691 shares of common stock, par value $0.001 per share, of JAVELIN Mortgage Investment Corp. outstanding by the estimated tender offer price of $7.21 per share as of March 4, 2016. The calculation was made on the basis of the cash to be paid if all securities being sought are purchased and the offer expires on April 1, 2016.

(2)	Calculated in accordance with Rule 0-11, as modified by Fee Advisory Rate #1 for fiscal year 2016, issued August 2015, which is calculated by multiplying the Transaction Valuation by 0.0001007.
(3)	Previously paid in connection with the Schedule TO filed on March 7, 2016.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,615.78	Filing Party:	ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation.
Form or Registration No.:	TO.	Date Filed:	March 7, 2016.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.	☑	going-private transaction subject to Rule 13e-3.
☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 (the “Amendment No. 4”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement (as amended from time to time, the “Schedule 13E-3”) filed under cover of Schedule TO by ARMOUR Residential REIT, Inc. (“ARMOUR”), a Maryland corporation, and JMI Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of ARMOUR, with the Securities and Exchange Commission (the “SEC”) on March 7, 2016, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by ARMOUR with the SEC on March 10, 2016, Amendment No. 2 to the Schedule TO filed by ARMOUR with the SEC on March 15, 2016, and Amendment No. 3 to the Schedule TO filed by ARMOUR with the SEC on March 18, 2016 (as amended from time to time, the “Schedule TO”). The Schedule TO relates to the offer (the “Tender Offer”) by Acquisition to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of JAVELIN Mortgage Investment Corp. (“JAVELIN” or the “Company”), a Maryland corporation, for $7.18 per share of Common Stock in cash (the “Tender Offer Price”), which is equal to 87% of the book value per share of the Common Stock (“BVPS”) as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration of the Tender Offer, which was March 18, 2016 (the “Calculation Date”), in cash net to the seller, but subject to any required withholding taxes, in accordance with the Agreement and Plan of Merger dated as of March 1, 2016, among ARMOUR, Acquisition and JAVELIN (the “Merger Agreement”). The terms of the Tender Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 7, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemsented or modified from time to time, contain the terms of the Tender Offer), copies of which are attached as Exhibits (a)(1)(i) and (a)(1(ii), respectively, to the Schedule TO. All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Offer to Purchase.

The BVPS as of 5:00 P.M., New York City time, on the Calculation Date was $8.25, resulting in the final Tender Offer Price of $7.18 per share of Common Stock. On March 21, 2016, ARMOUR issued a press release announcing that it has determined the final Tender Offer Price offered by ARMOUR pursuant to the Tender Offer.

The final Tender Offer Price was determined as described in the Offer to Purchase and the related Letter of Transmittal, which is also described below.

BVPS was calculated by JAVELIN, subject to the review by and approval of an independent special committee of the board of directors of JAVELIN consisting of the director who is not employed by or otherwise affiliated with ARMOUR, ARMOUR Capital Management LP, the external manager of JAVELIN and ARMOUR, or any of their respective subsidiaries, using the following data: (i) the market value of JAVELIN’s agency securities and derivatives as of the Calculation Date, (ii) the appraised value of JAVELIN’s non-agency securities as of the Calculation Date or the most recent date as of which such value was determinable, (iii) cash balances in JAVELIN’s bank accounts as of the Calculation Date, (iv) JAVELIN’s repurchase agreement balances and interest payable to repurchase counterparties as of the Calculation Date, and (v) any other tangible assets or liabilities determined in accordance with generally accepted accounting principles, consistently applied, including accruals, as of the Calculation Date, less $1.0 million in respect of JAVELIN’s expenses related to the Tender Offer and the Merger (as defined in the Offer to Purchase) not included in the above-referenced accruals.

This Amendment No. 4 is being filed to amend and supplement Item 1, Item 2, Item 4, Item 5, Item 6, Item 7 and Item 12 of the Schedule TO and the Offer to Purchase to disclose the final Tender Offer Price and to amend and supplement information in the Offer to Purchase related to the Tender Offer Price.

This Amendment No. 4 is also being filed to amend and supplement Item 4, Item 5, Item 7 and Item 8 of the Schedule 13E-3 to disclose the final Tender Offer Price and to amend and supplement information in the Offer to Purchase related to the Tender Offer Price.

All information contained in the Offer to Purchase, as amended below, and the accompanying Letter of Transmittal, including the schedules thereto, is hereby incorporated herein by reference in response to items in the Schedule TO and Schedule 13E-3.

Except as expressly amended and supplemented by this Amendment No. 4, neither the Schedule TO, Schedule 13E-3 nor the Offer to Purchase shall be amended, supplemented or otherwise modified hereby.

General Amendments:

Front Cover

The caption at the top of the cover page of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
JAVELIN Mortgage Investment Corp.
for
$7.18 per Share of Common Stock
by
JMI Acquisition Corporation
a wholly-owned subsidiary of
ARMOUR Residential REIT, Inc.”

The first full paragraph on the front cover of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“This Tender Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 1, 2016 (the “Merger Agreement”), among JAVELIN Mortgage Investment Corp. (“JAVELIN” or the “Company”), ARMOUR Residential REIT, Inc. (“ARMOUR”) and JMI Acquisition Corporation (“Acquisition”), all of which are Maryland corporations.  Acquisition is offering to commence a Tender Offer (the “Tender Offer”) to purchase all of the shares of JAVELIN common stock, par value $0.001 per share (“Common Stock”), for $7.18 per share of Common Stock in cash (the “Tender Offer Price”), which is equal to 87% of the book value per share of Common Stock (“BVPS”) as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration of the Tender Offer, which was March 18, 2016 (the “Calculation Date”), subject to any required withholding taxes, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase. BVPS was calculated by JAVELIN, subject to the review of and approval by the Special Committee (as defined below), using the following data: (i) the market value of JAVELIN’s agency securities and derivatives as of the Calculation Date, (ii) the appraised value of JAVELIN’s non-agency securities as of the Calculation Date or the most recent date as of which such value was determinable, (iii) cash balances in JAVELIN’s bank accounts as of the Calculation Date, (iv) JAVELIN’s repurchase agreement balances and interest payable to repurchase counterparties as of the Calculation Date, and (v) any other tangible assets or liabilities determined in accordance with generally accepted accounting principles, consistently applied (“GAAP”), including accruals, as of the Calculation Date, less $1.0 million in respect of JAVELIN’s expenses related to the Tender Offer and the Merger (defined below) not included in the above-referenced accruals. The BVPS as of 5:00 P.M., New York City time, on the Calculation Date was $8.25, resulting in the final Tender Offer Price of $7.18 per share of Common Stock. The Tender Offer Price and BVPS calculated as of 5:00 P.M., New York City time, on the Calculation Date was posted to JAVELIN’s website, www.javelinreit.com. The terms of the Tender Offer are set forth in this Offer to Purchase and the related Letter of Transmittal that accompanies this Offer to Purchase.”

Amendments to Schedule TO:

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Summary Term Sheet,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Summary Term Sheet” in the row corresponding to the header titled, “Price Tender Offered Per Share:” is hereby amended and restated in its entirety to read as follows:

“Tender Offer Price Per Share:

“$7.18 per share of Common Stock in cash (the “Tender Offer Price”), which is equal to 87% of the book value per share of the Common Stock (“BVPS”) as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration of the Tender Offer, which was March 18, 2016 (the “Calculation Date”), subject to any required withholding taxes, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase.  BVPS was calculated by JAVELIN, subject to the review of and approval by the Special Committee (as defined below), using the following data: (i) the market value of JAVELIN’s agency securities and derivatives as of the Calculation Date, (ii) the appraised value of JAVELIN’s non-agency securities as of the Calculation Date or the most recent date as of which such value was determinable, (iii) cash balances in JAVELIN’s bank accounts as of the Calculation Date, (iv) JAVELIN’s repurchase agreement balances and interest payable to repurchase counterparties as of the Calculation Date, and (v) any other tangible assets or liabilities determined in accordance with generally accepted accounting principles, consistently applied (“GAAP”), including accruals, as of the Calculation Date, less $1.0 million in respect of JAVELIN’s expenses related to the Tender Offer and the Merger (defined below) not included in the above-referenced accruals, as set forth in Section 1.2 of the Merger Agreement.  The BVPS as of 5:00 P.M., New York City time, on the Calculation Date was $8.25, resulting in the final Tender Offer Price of $7.18 per share of Common Stock.  The Tender Offer Price and BVPS calculated as of 5:00 P.M., New York City time, on the Calculation Date was posted to JAVELIN’s website, www.javelinreit.com.”

Item 2. Subject Company Information.; Item 4. Terms of the Transaction.; Item 6. Purposes of the Transaction and Plans or Proposals.

Item 2, Item 4 and Item 6 of the Schedule TO are each hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Introduction,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Introduction” in the first full paragraph therein is hereby amended and restated in its entirety to read as follows:

“JMI Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc. (“ARMOUR”), a Maryland corporation, is offering to purchase (the “Tender Offer”) all of the shares of common stock, par value $0.001 per share (“Common Stock”), of JAVELIN Mortgage Investment Corp. (“JAVELIN”), a Maryland corporation, for $7.18 per share of Common Stock in cash (the “Tender Offer Price”), which is equal to 87% of the book value per share of Common Stock (“BVPS”) as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration of the Tender Offer, which was March 18, 2016 (the “Calculation Date”), subject to any required withholding taxes, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase.  BVPS was calculated by JAVELIN, subject to the review of and approval by the Special Committee (as defined below), using the following data: (i) the market value of JAVELIN’s agency securities and derivatives as of the Calculation Date, (ii) the appraised value of JAVELIN’s non-agency securities as of the Calculation Date or the most recent date as of which such value was determinable, (iii) cash balances in JAVELIN’s bank accounts as of the Calculation Date, (iv) JAVELIN’s repurchase agreement balances and interest payable to repurchase counterparties as of the Calculation Date, and (v) any other tangible assets or liabilities determined in accordance with generally accepted accounting principles, consistently applied (“GAAP”), including accruals, as of the Calculation Date, less $1.0 million in respect of JAVELIN’s expenses related to the Tender Offer and the Merger (defined below) not included in the above-referenced accruals.  The BVPS as of 5:00 P.M., New York City time, on the Calculation Date was $8.25, resulting in the final Tender Offer Price of $7.18 per share of Common Stock.  The Tender Offer Price and BVPS calculated as of 5:00 P.M., New York City time, on the Calculation Date has been posted to JAVELIN’s website, www.javelinreit.com.  “Expiration Date” means the day on which the Tender Offer expires.”

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “Summary Term Sheet,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Summary Term Sheet” in the full paragraph under the question “How much are you offering to pay? In what form will I receive payment?” is hereby amended and restated in its entirety to read as follows:

“We are offering to pay, for each share of Common Stock, $7.18 in cash (the “Tender Offer Price”), which is equal to 87% of the book value per share of Common Stock (“BVPS”) as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration of the Tender Offer, which was March 18, 2016 (the “Calculation Date”), subject to any required withholding taxes.  BVPS was calculated by JAVELIN, subject to the review of and approval by the Special Committee, using the following data: (i) the market value of JAVELIN’s agency securities and derivatives as of the Calculation Date, (ii) the appraised value of JAVELIN’s non-agency securities as of the Calculation Date or the most recent date as of which such value was determinable, (iii) cash balances in JAVELIN’s bank accounts as of the Calculation Date, (iv) JAVELIN’s repurchase agreement balances and interest payable to repurchase counterparties as of the Calculation Date, and (v) any other tangible assets or liabilities determined in accordance with GAAP, including accruals, as of the Calculation Date, less $1.0 million in respect of JAVELIN’s expenses related to the Tender Offer and the Merger not included in the above-referenced accruals.  The BVPS as of 5:00 P.M., New York City time, on the Calculation Date was $8.25, resulting in the final Tender Offer Price of $7.18 per share of Common Stock.  The Tender Offer Price and BVPS calculated as of 5:00 P.M., New York City time, on the Calculation Date has been posted to JAVELIN’s website, www.javelinreit.com.

ARMOUR believes that this is an attractive offer to JAVELIN stockholders because the Tender Offer Price represents:

•

A 19.7% premium over the last reported sale price of JAVELIN Common Stock on March 1, 2016 (the last trading day before the public announcement of ARMOUR’s proposal to acquire the JAVELIN shares at the Tender Offer Price);

•

A 24.8% premium over the weighted average trading price of JAVELIN shares during the thirty trading days ended on March 1, 2016; and

•

A 10.0% premium over ARMOUR’s estimate of JAVELIN’s liquidation value, which is less than 80% of book value based on anticipated costs to terminate financing, hedging and management agreements, expenses of winding down operations and losses on an immediate liquidation of assets.  ARMOUR also believes that a liquidation in the face of current market volatility would pose substantial risks to JAVELIN stockholders’ ability to realize this amount.”

Item 4 of the Schedule TO is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “The Tender Offer—Section 1. Terms of the Tender Offer,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “The Tender Offer—Section 1. Terms of the Tender Offer” in the first full paragraph therein is hereby amended and restated in its entirety to read as follows:

“JMI Acquisition Corporation (“Acquisition,”), which is a wholly-owned subsidiary of ARMOUR Residential REIT, Inc. (“ARMOUR” and, where appropriate together with Acquisition, “we,” “us” or “our”), hereby offers to purchase, on the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying form of Letter of Transmittal (which together constitute the “Tender Offer”), all the shares of common stock (“Common Stock”) of JAVELIN Mortgage Investment Corp. (“JAVELIN”), subject to the Minimum Condition, that are properly tendered and not properly withdrawn before the Expiration Time, for $7.18 per share of Common Stock in cash (the “Tender Offer Price”), which is equal to 87% of the book value per share of the Common Stock (“BVPS”) as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration of the Tender Offer, which was March 18, 2016 (the “Calculation Date”), subject to any required withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal.  BVPS was calculated by JAVELIN, subject to the review of and approval by the Special Committee, using the following data: (i) the market value of JAVELIN’s agency securities and derivatives as of the Calculation Date, (ii) the appraised value of JAVELIN’s non-agency securities as of the Calculation Date or the most recent date as of which such value was determinable, (iii) cash balances in JAVELIN’s bank accounts as of the Calculation Date, (iv) JAVELIN’s repurchase agreement balances and interest payable to repurchase counterparties as of the Calculation Date, and (v) any other tangible assets or liabilities determined in accordance with GAAP, including accruals, as of the Calculation Date, less $1.0 million in respect of JAVELIN’s expenses related to the Tender Offer and the Merger not included in the above-referenced accruals.  The BVPS as of 5:00 P.M., New York City time, on the Calculation Date was $8.25, resulting in the final Tender Offer Price of $7.18 per share of Common Stock.  The Tender Offer Price and BVPS calculated as of 5:00 P.M., New York City time, on the Calculation Date has been posted to JAVELIN’s website, www.javelinreit.com.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.; Item 6. Purposes of the Transaction and Plans or Proposals.

Item 5 and Item 6 of the Schedule TO are hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements—Merger Agreement—The Tender Offer,” in the first full paragraph therein, is hereby amended and restated in its entirety to read as follows:

“If the Merger Agreement has not been terminated, and nothing has occurred and is continuing that would permit Acquisition not to purchase the shares of Common Stock that are tendered in response to the Tender Offer, as promptly as reasonably practicable (or by such other date as the parties may mutually agree in writing), but in no event later than 10 business days following the date of the Merger Agreement, Acquisition is required to commence the Tender Offer.  In the Tender Offer, Acquisition is required to offer to purchase any or all of the outstanding shares of Common Stock for $7.18 per share of Common Stock in cash (the “Tender Offer Price”), which is equal to 87% of the book value per share of the Common Stock (“BVPS”) as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration of the Tender Offer, which was March 18, 2016 (the “Calculation Date”), subject to any required withholding taxes, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase.  BVPS was calculated by JAVELIN, subject to the review of and approval by the Special Committee, using the following data: (i) the market value of JAVELIN’s agency securities and derivatives as of the Calculation Date, (ii) the appraised value of JAVELIN’s non-agency securities as of the Calculation Date or the most recent date as of which such value was determinable, (iii) cash balances in JAVELIN’s bank accounts as of the Calculation Date, (iv) JAVELIN’s repurchase agreement balances and interest payable to repurchase counterparties as of the Calculation Date, and (v) any other tangible assets or liabilities determined in accordance with GAAP, including accruals, as of the Calculation Date, less $1.0 million in respect of JAVELIN’s expenses related to the Tender Offer and the Merger not included in the above-referenced accruals.  The BVPS as of 5:00 P.M., New York City time, on the Calculation Date was $8.25, resulting in the final Tender Offer Price of $7.18 per share of Common Stock.  The Tender Offer Price and BVPS calculated as of 5:00 P.M., New York City time, on the Calculation Date has been posted to JAVELIN’s website, www.javelinreit.com.”

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Summary Term Sheet—Does ARMOUR have the financial resources to purchase the shares that are tendered?” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Summary Term Sheet—Does ARMOUR have the financial resources to purchase the shares that are tendered?” in the first full paragraph after the first sentence thereunder, is hereby amended and restated in its entirety to read as follows:

“ARMOUR, which is our parent, has agreed to provide us all the funds needed to purchase the shares that are tendered in response to the Tender Offer and to carry out a subsequent Merger between JAVELIN and us that is described below.  If all the JAVELIN shares were tendered in response to the Tender Offer, the total amount we would be required to pay to purchase the tendered shares would be approximately $85.2 million, based upon the Tender Offer Price and BVPS as of 5:00 P.M., New York City time, on the Calculation Date.  At December 31, 2015, ARMOUR had total assets of $13.05 billion, which included $289.9 million of cash.  Therefore, ARMOUR will be able to provide out of its assets all the funds we will need in connection with the Tender Offer and the subsequent Merger.”

Item 7 of the Schedule TO is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “The Tender Offer—Section 11. Source of Funds,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “The Tender Offer—Section 11. Source of Funds,” in the first full paragraph thereunder, is hereby amended and restated in its entirety to read as follows:

“Completion of the Tender Offer is not conditioned upon obtaining financing.  If all the JAVELIN shares were tendered in response to the Tender Offer, the total amount we would be required to pay to purchase the tendered shares would be approximately $85.2 million, based upon the Tender Offer Price and BVPS as of 5:00 P.M., New York City time, on the Calculation Date.  ARMOUR expects to fund these payments out of its cash on hand and other liquid assets.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Exhibit Description
(a)(1)(viii)	Press Release, dated March 21, 2016, issued by ARMOUR (incorporated by reference to ARMOUR’s Current Report on Form 8-K, filed with the SEC on March 21, 2016).

Amendments to Item 13. Information Required by Schedule 13E-3:

Schedule 13E-3, Item 4. Terms of the Transaction.

Item 4 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Introduction,” as amended above under Item 2. Subject Company Information, Item 4. Terms of the Transaction, and Item 6. Purposes of the Transaction and Plans or Proposals, to the Schedule TO, and is incorporated herein by reference.

Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements—Merger Agreement—The Tender Offer,” in the first full paragraph therein, as amended above under Item 5. Past Contacts, Transactions, Negotiations and Agreements, and Item 6. Purposes of the Transaction and Plans or Proposals, to the Schedule TO, and incorporated herein by reference.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

Item 7 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 4. Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN Stockholders,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—Section 4. Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN Stockholders,” in the first full paragraph therein, including the first three bulleted items immediately following such paragraph thereunder, is hereby amended and restated in its entirety to read as follows:

“ARMOUR’s principal interest in the Tender Offer and the Merger is to acquire 100% ownership of JAVELIN on terms that make it in ARMOUR’s best interest to do so. The views of the Special Committee and JAVELIN’s Board of Directors about the Tender Offer was set forth in a Schedule 14D-9, as amended from time to time, that JAVELIN filed with the SEC and distributed to JAVELIN’s stockholders. However, the board of directors of ARMOUR believes the transactions contemplated by the Merger Agreement (i.e., the Tender Offer and the Merger) are fair to JAVELIN’s stockholders. The beliefs of ARMOUR regarding fairness of the Tender Offer also are the beliefs of Acquisition. The principal reason for this belief is that, based on the BVPS of $8.25 as of 5:00 P.M., New York City time, on the Calculation Date, the resulting Tender Offer Price of $7.18 per share would result in:

•

A 19.7% premium over the last reported sale price of JAVELIN Common Stock on March 1, 2016 (the last trading day before the public announcement of ARMOUR’s proposal to acquire the JAVELIN shares at the Tender Offer Price);

•

A 24.8% premium over the weighted average trading price of JAVELIN shares during the thirty trading days ended on March 1, 2016; and

•

A 10.0% premium over ARMOUR’s estimate of JAVELIN’s liquidation value, which is less than 80% of book value based on anticipated costs to terminate financing, hedging and management agreements, expenses of winding down operations and losses on an immediate liquidation of assets. ARMOUR also believes that a liquidation in the face of current market volatility would pose substantial risks to JAVELIN stockholders’ ability to realize this amount.”

Schedule 13E-3, Item 8. Fairness of the Transaction.

Item 8 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 4. Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN Stockholders,” as amended above under Item 7. Purposes, Alternatives, Reasons and Effects, to the Schedule TO, and is incorporated herein by reference.

Item 8 of the Schedule 13E-3 is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “Introduction,” as amended above under Item 2. Subject Company Information, Item 4. Terms of the Transaction, and Item 6. Purposes of the Transaction and Plans or Proposals, to the Schedule TO, and is incorporated herein by reference.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 9 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Introduction,” as amended above under Item 2. Subject Company Information, Item 4. Terms of the Transaction, and Item 6. Purposes of the Transaction and Plans or Proposals, to the Schedule TO, and is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2016	JMI ACQUISITION CORPORATION

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer

ARMOUR RESIDENTIAL REIT, INC.

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(a)(1)(i)	Offer to Purchase, dated March 7, 2016*
(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Form of Summary Advertisement published in The NY Times*
(a)(1)(vii)	Press Release, dated March 7, 2016, issued by ARMOUR*
(a)(1)(viii)	Press Release, dated March 21, 2016, issued by ARMOUR (incorporated by reference to ARMOUR’s Current Report on Form 8-K, filed with the SEC on March 21, 2016)
(b)	None
(c)	None
(d)	None
(g)	None
(h)	None

*   Incorporated by reference to ARMOUR’s Schedule TO filed with the SEC on March 7, 2006.